UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yandex N.V.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
N97284108

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N97284108	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Comgest Global Investors S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,615,668
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,585,487
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,585,487
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON HC

CUSIP No. N97284108	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Comgest Asset Management International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,356,630
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,213,290
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,290
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12		TYPE OF REPORTING PERSON FI

CUSIP No. N97284108	SCHEDULE 13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Comgest S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,259,038
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,372,197
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,372,197
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12		TYPE OF REPORTING PERSON FI

CUSIP No. N97284108	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer

Yandex N.V.

(b) Address of Issuer’s Principal Executive Offices

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Item 2.	(a) Name of Person Filing
(b) Address of Principal Business Office, or, if none, Residence
(c) Citizenship

Comgest Global Investors S.A.S.

17 Square Edouard VII

Paris, France 75009

France

Comgest Asset Management International Ltd.

46 St. Stephen’s Green

Dublin, Ireland 2

Ireland

Comgest S.A.

17 Square Edouard VII

Paris, France 75009

France

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

N97284108

CUSIP No. N97284108	SCHEDULE 13G	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N97284108	SCHEDULE 13G	Page7 of 8 Pages

Item 4. Ownership

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Comgest Global Investors S.A.S.

a) Amount beneficially owned: 12,585,487

(b) Percent of class: 5.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 10,615,668

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 12,585,487

Comgest Asset Management International Ltd.

(a) Amount beneficially owned: 6,213,290

(b) Percent of class: 2.5%

c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,356,630

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,213,290

(iv) Shared power to dispose or to direct the disposition of: 0

Comgest S.A.

(a) Amount beneficially owned: 6,372,197

(b) Percent of class: 2.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,259,038

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 6,372,197

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The information on the cover pages is hereby incorporated by reference.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N97284108	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

Comgest Global Investors S.A.S.

By:	Vincent Strauss
	Name:	Vincent Strauss
	Title:	Chairman

Comgest Asset Management International Ltd.

By:	Brian Fleming
	Name:	Brian Fleming
	Title:	Managing Director

Comgest S.A.

By:	Pe Toure
	Name:	Pe Toure
	Title:	Compliance Officer